Filed Pursuant to Rule 424(b)(3)

Registration No. 333- 257977

PROSPECTUS SUPPLEMENT NO. 3

To Prospectus dated July 27, 2021

NUVVE HOLDING CORP.

11,000,000 SHARES OF COMMON STOCK (For Resale)

6,000,000 WARRANTS (For Resale)

6,000,000 SHARES OF COMMON STOCK (For Issuance)

This prospectus supplement no. 3 amends and supplements the prospectus dated July 27, 2021 (the “Prospectus”), relating to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (A) up to 11,000,000 shares of common stock (the “Shares”), consisting of (i) 6,000,000 Shares issuable upon the exercise of 6,000,000 warrants (the “Warrants”) issued by us in a private placement on May 17, 2021, and (ii) 5,000,000 Shares issuable upon the exercise of the option embodied in the securities purchase agreement, dated as of May 17, 2021 (the “SPA”), between us and the Selling Securityholders, and (B) up to 6,000,000 Warrants. The Prospectus also relates to the offer and sale by us of 6,000,000 Shares upon exercise of the Warrants, solely to the extent the Warrants are publicly sold prior to their exercise.

We registered the securities for resale pursuant to the Selling Securityholders’ registration rights under the registration rights agreement, dated as of May 17, 2021 (the “RRA”), between us and the Selling Securityholders. Our registration of the securities covered by this prospectus does not mean that the Selling Securityholders will offer or sell any of the Shares or Warrants. The Selling Securityholders may offer, sell or distribute all or a portion of their Shares or Warrants publicly or through private transactions at prevailing market prices or at negotiated prices. We provide more information about how the Selling Securityholders may sell the Shares or Warrants in the section of the Prospectus entitled “Plan of Distribution.”

We will not receive any proceeds from the sale of Shares or Warrants by the Selling Securityholders pursuant to the Prospectus. However, we may receive up to (i) $125 million to the extent the Warrants are exercised in full on a cash basis, and (ii) $250 million to the extent the Selling Securityholders exercise their option to purchase shares of our common stock pursuant to the SPA.

The sole purpose of this prospectus supplement no. 3 is to modify certain information in the section of the Prospectus entitled “Selling Securityholders” to reflect the assignment, by one of the Selling Securityholders identified in the Prospectus to an affiliate of such Selling Securityholder, of such Selling Securityholder’s Warrants and its rights under the SPA.

You should read this prospectus supplement no. 3 in conjunction with the Prospectus, including all prior supplements and amendments thereto. This prospectus supplement no. 3 is qualified by reference to the Prospectus, as previously supplemented and amended, except to the extent that the information in the prospectus supplement no. 3 supersedes the information contained in the Prospectus, as previously supplemented and amended. This prospectus supplement no. 3 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including all prior supplements and amendments thereto. Capitalized terms used in this prospectus supplement no. 3, but not defined in this prospectus supplement no. 3, have the meanings ascribed to them in the Prospectus.

In addition to the Warrants, we have outstanding warrants to purchase common stock issued under a warrant agreement, by and between us and Continental Stock Transfer & Trust Company, as warrant agent (our “existing warrants”). Our common stock and our existing warrants are listed for trading on the Nasdaq Capital Market under the symbols “NVVE” and “NVVEW,” respectively. On August 27, 2021 the closing price of our common stock was $9.97 and the closing price of our existing warrants was $1.17.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and have elected to comply with certain reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 7 in the Prospectus and elsewhere in any supplements for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 30, 2021

The table appearing under the heading “Selling Securityholders” in the Prospectus is hereby amended and restated in its entirety as follows:

	Shares of Common Stock Beneficially Owned Prior to this	Warrants Beneficially Owned Prior to this	Number of Shares of Common Stock Being	Number of Warrants Being	Shares of Common Stock Beneficially Owned After the Offered Shares of Common Stock are Sold(1)		Warrants Beneficially Owned After the Offered Warrants are Sold
Selling Securityholders	Offering	Offering	Offered	Offered	Number	Percentage	Number	Percentage
Stonepeak Rocket Holdings II LP(2)	8,100,000	5,400,000	9,900,000	5,400,000	-	-	-	-

Evolve Transition Infrastructure LP(2)	900,000	600,000	1,100,000	600,000	-	-	-	-

(1)	The percentage of beneficial ownership is calculated based on 18,714,215 shares of our common stock outstanding as of August 27, 2021. The number of shares of common stock outstanding does not include 4,000,000 shares held in an earn-out escrow, which are subject to cancellation unless earned pursuant to the terms of the Merger Agreement.

(2)	Stonepeak Associates IV LLC is the general partner of Stonepeak Rocket Holdings II LP (“Stonepeak II”). Stonepeak GP Investors IV LLC is the sole member of Stonepeak Associates IV LLC. Stonepeak GP Investors Manager LLC is the managing member of Stonepeak GP Investors IV LLC. Mr. Dorrell serves as the managing member of Stonepeak GP Investors Manager LLC. Accordingly, Mr. Dorrell, Stonepeak GP Investors Manager LLC, Stonepeak GP Investors IV LLC and Stonepeak Associates IV LLC may be deemed to beneficially own the securities beneficially owned by Stonepeak II. Affiliates of Stonepeak II, including Stonepeak GP Investors Manager LLC and Mr. Dorrell, control Evolve and its general partner and have the ability to appoint all of the members of the board of directors of the general partner of Evolve. Accordingly, Stonepeak GP Investors Manager LLC and Mr. Dorrell may be deemed to beneficially own the securities beneficially owned by Evolve. Each of Mr. Dorrell, Stonepeak GP Investors Manager LLC, Stonepeak GP Investors IV LLC and Stonepeak Associates IV LLC, as applicable, disclaims beneficial ownership of the securities beneficially owned by Stonepeak II except to the extent of his or its pecuniary interest therein. Each of Mr. Dorrell, Stonepeak GP Investors Manager LLC, Stonepeak GP Investors IV LLC, Stonepeak Associates IV LLC and Stonepeak II, as applicable, disclaims beneficial ownership of the securities beneficially owned by Evolve except to the extent of his or its pecuniary interest therein.

The beneficial ownership of Stonepeak II excludes 2,000,000 shares of common stock issuable upon exercise of Warrants that will not vest within 60 days of August 27, 2021. Notwithstanding the foregoing and for the avoidance of doubt, such shares are being registered for resale hereunder.

The business address of each of Mr. Dorrell, Stonepeak GP Investors Manager LLC, Stonepeak GP Investors IV LLC, Stonepeak Associates IV LLC, and Stonepeak II is 55 Hudson Yards, 550 W. 34th Street, 48th Floor, New York, New York 10022. The address of the principal office for Evolve is 1360 Post Oak Blvd., Suite 2400, Houston, TX 77056.